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                                                                    Exhibit 20.1



                             [DAYTON SUPERIOR LOGO]

For further information contact:                For Immediate Release:

John A. Ciccarelli                              Dayton Superior Corporation
President and Chief Executive Officer           7777 Washington Village Dr.,
Phone:  (937) 428-7172                          Suite 130
Fax:  (937) 428-9115                            Dayton, OH  45459



                           JUDGE REDUCES DAMAGES AWARD
                       AGAINST DAYTON SUPERIOR SUBSIDIARY

         DAYTON, Ohio, January 7, 1999 -- Dayton Superior Corporation (NYSE:
DSD) reported today that the previously reported jury verdicts against Dayton Superior's Symons Corporation subsidiary were reduced by the Judge in the case to approximately $14 million from approximately $36.4 million to eliminate duplicate damages. The Judge also reserved judgement on a number of related matters, including a request by EFCO Corp., the plaintiff in the case, for additional exemplary damages with respect to a portion of its claims. EFCO Corp. alleged in the case that Symons engaged in false advertising, misappropriation of trade secrets, intentional interference with contractual relations and certain other activities.

         Dayton Superior President and Chief Executive Officer, John A. Ciccarelli, said: "While we are pleased with the Judge's action, we continue to believe that there is no merit to these allegations. Notwithstanding the reduction in the jury verdicts, Dayton Superior remains committed to vigorously pursuing post-trial motions and appeals. As the Judge noted, this is only Chapter 1 of a 12 chapter book."

         Dayton Superior Corporation is the largest North American manufacturer and distributor of metal accessories and forms used in concrete construction and metal accessories used in masonry construction and has an expanding construction chemicals business. The Company's products, which are marketed under the Dayton/Richmond(R), Symons(R), American Highway Technology(R) and Dur-O-Wal(R) names, among others, are used primarily in two segments of the construction industry: non-residential buildings and infrastructure construction projects.